MATERIAL CHANGE REPORT

51-102F3

Item 1	Name and Address of Company Rubicon Minerals Corporation (the “Company”) Suite 1540 - 800 West Pender Street Vancouver, British Columbia V6C 2V6
Item 2	Date of Material Change July 30, 2012
Item 3	News Release News Release was issued on July 30, 2012 over Canada Newswire Service (CNW).
Item 4
Summary of Material Change
The Company announced the appointment of Mr. Peter M. Rowlandson as a director of the Company.  Mr. Rowlandson has over 30 years extensive and varied experience in the development and operation of gold mining operations in Ontario, Canada. Mr. Rowlandson adds valuable operating experience gained from a wide variety of profitable Ontario gold mines operated by both small and large mining companies.  His appointment is part of the Company’s ongoing commitment to ensure that it transitions successfully through the development and potential future production of the Company’s F2 Gold Deposit in Red Lake, Ontario.

Item 5	Full Description of Material Change
	5.1	Full Description of Material Change Please see attached News Release of July 30, 2012 for further details.
	5.2	Disclosure for Restructuring Transactions Not applicable
Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable
Item 7	Omitted Information Not applicable
Item 8	Executive Officer Michael A. Lalonde, President & COO (Tel: 604-623-3333)
Item 9	Date of Report August 2, 2012

News Release
TSX:RMX | NYSE-MKT:RBY
July 30, 2012

Rubicon Minerals Further Expands Operational Expertise on its Board
with the Appointment of a New Director

Rubicon Minerals Corporation (RMX:TSX |NYSE-MKT:RBY) (“Rubicon”) is pleased to announce the appointment of Mr. Peter Rowlandson as a director of Rubicon.  Mr. Rowlandson has over 30 years extensive and varied experience in the development and operation of gold mining operations in Ontario, Canada. His experience in the management of chiefly underground gold mining operations includes 12 years managing the Hemlo mining operations for Williams Operating Corporation (a Teck Corporation - Barrick Gold Corporation Joint Venture) between 1990 and 2002, the position of Mine Manager at the Bell Creek and Marl Hill mines in Timmins (Canamax Resources Inc.) between 1989 and 1990, General Manager – Timmins Division with Pamour (Giant Yellowknife Mines Ltd.) between 1986 and 1989 and senior managerial positions at the Pamour Mine from 1978-1986.  Peter is also past chairman of the Ontario Mining Association.

Mike Lalonde, President and COO of Rubicon, commented: “We are delighted that Peter has agreed to join the board of Rubicon. He adds valuable operating experience gained from a wide variety of profitable Ontario gold mines operated by both small and large mining companies. Peter’s appointment is part of our ongoing commitment to ensure that Rubicon transitions successfully through the development and potential future production of our F2 Gold Deposit in Red Lake, Ontario.”

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on developing its flagship Phoenix Gold Project in Red Lake, Ontario. The Phoenix Gold Project is a high grade deposit located in a jurisdiction with low political risk. Development at the project is well advanced with road access and connection to Hydro grid power. The Phoenix Gold Project is fully permitted and Rubicon is fully funded to develop the project. Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine.  Rubicon's shares are listed on the NYSE.MKT (RBY) and the TSX (RMX) Exchanges. Rubicon's shares are included in the S&P/TSX Composite Index and Van Eck's Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION
"Mike Lalonde"
President, COO and Director

PR12-12    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

The Preliminary Economic Assessment (“PEA”) is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The PEA is a technical report under NI 43-101, was prepared by AMC Mining Consultants with metallurgical and processing contributions from Soutex, and has an effective date of August 8, 2011.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others:  that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the PEA will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.  Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements in this news release include, but are not limited to statements regarding Rubicon developing its Phoenix Gold Project and transitioning successfully through the development and potential future production of Rubicon’s F2 Gold deposit.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

It is important to note that some of the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision based on a preliminary economic assessment as opposed to a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Although management of Rubicon has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR12-12    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.